FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2008

Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices: .........................................................926 West Sprague Avenue
                                                                                                     Suite 200
                                                                                                     Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934: Yes __ No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release
March 25, 2008

GOLD RESERVE UPDATES BRISAS NI 43-101 REPORT

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project or the Choco 5 exploration project, constitute
"forward-looking statements" within the meaning of the United States Private Securities Litigation Reform
Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-

looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in
Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates);
risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued
participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-
looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                     GOLD RESERVE INC.
                                                                                                           (Registrant)

                                                                                          By: s/ Robert A. McGuinness
                                                                                                     Vice President – Finance & CFO
                                                                                                     March 25, 2008

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit
Number                                                                                               Description
99.1                                                                                        News Release

Exhibit 99.1

GOLD RESERVE UPDATES BRISAS NI 43-101 REPORT

SPOKANE, WASHINGTON March 25, 2008

Gold Reserve Inc. (TSX: GRZ – AMEX:GRZ) announced the completion of a CSA National Instrument 43-101 Report prepared by Pincock, Allen and Holt updating the Brisas gold copper resource and reserve estimates, capital and operating costs, and current project economics. The Company and SNC-Lavalin Inc. (SNC), the project’s EPCM contractor, updated the capital costs for the NI 43-101 Report.

The Report utilizes $600 per ounce gold and $2.25 per pound copper for the base-case economic model, resulting in cash operating costs (net of copper byproduct credits) of $120 per ounce of gold. Total costs including cash operating costs, exploitation taxes, initial capital costs (excluding sunk cost), and sustaining capital costs are estimated at $268 per ounce of gold. Initial capital costs are currently estimated to be $731 million excluding working capital, critical spares and initial fills of approximately $53 million. All amounts are in U.S. dollars.

Doug Belanger, President of Gold Reserve stated, “We are very pleased with the results of this Report. Most notable is that estimated capital costs have only increased 14% from $638 million to $731 million. Considering that 25% of the increase in capital costs is due to project scope changes such as increasing the SAG mill size from 36 feet to 38 feet, the capital cost increase at Brisas is not as dramatic as the increases that the industry has recently been experiencing. This is a result of SNC’s detailed engineering being 75% complete and the majority of the project’s external infrastructure already in place. In addition, orders for long lead items have been placed for the gyratory crusher, pebble crushers, SAG and ball mills, mill motors, and initial construction equipment. As a result, the Brisas Project continues to demonstrate low projected operating costs, robust economics at conservative metal prices, excellent leverage and significant value at current metal prices. At gold prices of $900 per ounce and copper prices of $3.50 per pound, cash operating costs would be negative ($49) per ounce and total costs would be $117 per ounce (excluding sunk cost).”

The current operating plan assumes an open pit mine containing proven and probable reserves of approximately 10.2 million ounces of gold and 1.4 billion pounds of copper in 483 million tonnes of ore grading 0.66 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.54 per tonne using a gold price of $470 per ounce and a copper price of $1.35 per pound. The operating plan anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 75,000 tonnes per day, yielding an average annual production of 457,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 18.25 years. The strip ratio (waste to ore) is estimated at 2.24:1.

The more important conclusions contained in the 2008 NI 43-101 Report compared to the 2006 NI 43-101 Report are summarized below.

Proven & Probable Reserve– 2008 43-101 Report

			Au	Au			Cu
Reserve Category	Tonnage	Au Grade	Grams	Ounces	Cu Grade	Cu	pounds
	(000’s)	g/t	(000’s)	(000’s)%		Tonnes	(000,000’s)

Proven	237,657	0.71	168,865	5,429	0.12	291,570	643

Probable	245,050	0.61	149,288	4,800	0.14	338,545	746

Total Ore	482,707	0.66	318,153	10,229	0.13	630,115	1,389

Strip ratio (waste to ore) – 2.24:1
Based on Internal Cutoff Using Revenue of $3.54/tonne ($470/oz Au, $1.35/lb Cu).

Proven & Probable Reserve– 2006 43-101 Report

			Au	Au			Cu
Reserve Category	Tonnage	Au Grade	Grams	Ounces	Cu Grade	Cu	pounds
	(000’s)	g/t	(000’s)	(000’s)%		Tonnes	(000,000’s)

Proven	226,252	0.69	156,517	5,032	0.12	272,376	600

Probable	258,398	0.64	166,628	5,357	0.13	334,397	737

Total Ore	484,649	0.67	323,145	10,389	0.13	606,773	1,338

Strip ratio (waste to ore) – 1.96:1
Based on Internal Cutoff Using Revenue of $3.04/tonne ($400/oz Au, $1.15/lb Cu)

Key Economic Parameters and
Results				2008		2006

Mill Through-Put Range (tonnes per day)				75,000 – 68,000		70,000

Metallurgical Recovery
Plant Recovery – Gold				83%		83%
Plant Recovery – Copper				87%		87%
Net Payable Metal – Gold				82%		81%
Net Payable Metal – Copper				83%		83%
Life of Mine Production (payable metals)
Gold (million ounces)				8.35		8.41
Copper (million pounds)				1,156		1,113
Average Annual Production
Gold (ounces)				457,000		456,000
Copper (million pounds)				63		60
Mine Life (years)				18.25		18.5

Initial Capital Cost ($million) [1]	2008 [2]	2006

Mine	$ 59.0	$ 76.6
Mill	314.7	241.5
Infrastructure	67.8	65.8
Tailings management facility	38.3	23.8
Owner’s Costs	63.4	55.6

Pre-Stripping	16.7	18.3
Indirect Costs (includes EPCM and Camp)	127.6	97.0
Contingency	43.8	59.4

Total Initial Capital	$ 731.3	$ 638.0

1	A value added tax (VAT) of approximately US$54 million is not included in the current or previous capital cost estimates as it is expected to be exonerated and/or recovered pursuant to Venezuelan tax regulations. However, all IRR, NPV and total cost calculations include a recovered VAT and sustaining capital.

2	Capital costs were developed by SNC and Gold Reserve and detailed engineering is approximately 75% complete. Initial capital costs exclude working capital, critical spares and initial fills of approximately $53 million. Life-of- mine sustaining capital requirements are estimated at $269 million.

Base Case Economics	2008	2006

Metal Prices
Gold per ounce	$ 600	$ 470
Copper per pound	$ 2.25	$ 1.80

Cash Operating Cost Per Ore Tonne
Mining and Dewatering	$ 2.68	$ 2.08
Processing	3.00	2.59
General and Administrative	0.43	0.42
Transport and Freight	0.43	0.34
Smelting and Refining	1.08	1.02

Total cash operating cost per tonne	$ 7.62	$ 6.45

Cost Per Ounce of Gold
Cash Operating Costs[1]	$ 120	$ 126
Exploitation Tax	22	16
Capital Cost (initial, sustaining and sunk)	135	111

Total Costs (including sunk costs) [1]	$ 277	$ 253

Total Cost (excluding sunk costs) [1]	$ 268	$ 245

Pre-Tax
Internal Rate of Return[2]	20.5%	15.4%
Net Present Value (NPV)
@ 0 % discount (billions)	$2.77	$1.91
@ 5 % discount (billions)	$1.29	$0.78

1	Net of copper by-product credit of $2.25 and $1.80 per pound for 2008 and 2006, respectively.

2	The 2008 and 2006 after-tax IRR is 15.0% and 11.4%, respectively.

Brisas Project Gold and Copper Price Sensitivity
				Pre-Tax

	Cash
	Operating			NPV
Metal Prices	Cost per	Total Cost per		@ 0%	NPV
Gold and Copper	Ounce[1]	Ounce[2]	IRR%[3]	millions	@5% millions	Payback Years[4]

$900 Au / $3.50 Cu	($ 49)	$117	38.1%	$6,534	$3,408	2.8
$800 Au / $3.25 Cu	($ 21)	$141	33.7%	$5,501	$2,826	3.2
$700 Au / $2.75 Cu	$ 50	$205	27.5%	$4,137	$2,058	4.0
$600 Au $2.25 Cu	$120	$268	20.5%	$2,772	$1,289	5.3
$500 Au $1.75 Cu	$190	$331	12.2%	$1,412	$ 523	7.9

1	Net of copper by-product credit.

2	Net of copper credit and excluding sunk costs.

3	The after-tax IRR is 15.0% using $600 gold and $2.25 copper.

4	Payback years relates to recovery of equity invested as the financial model has been prepared on an after tax, un-leveraged equity only basis.

Initial Capital Cost Variance (2008 versus 2006)

The initial capital cost for the Brisas Project is currently estimated to be $731 million compared to the previous estimate of $638 million. The primary variances are as follows:

Mine costs decreased $17.6 million mostly due to lengthening the pre-production period from 9 months to 17 months which coincides with the construction period significantly reducing the amount of equipment required for pre-stripping. This decrease was partially offset by escalation in equipment prices.

Mill costs increased $73.2 million primarily due to increasing the size of the SAG mills, an increase in steel quantity and prices and an escalation in equipment prices. The largest mill cost variances are as follows:

o	Flotation and grinding cost increased $49.2 million which includes $23 million for increasing the diameter of the SAG mills from 36’ to 38’ and approximately $10 million related to increased price of the SAG mill motors.

o	Costs related to cyanide destruction increased $5.2 million.

o	Reagent facilities cost increased $5.2 million.

o	Compressed air and water utilities increased $3.0 million.

Tailings management facility cost increased $14.5 million due to additional earthworks as a result of increased hauls for suitable construction material.

Owner’s cost increase is $7.8 million mostly due to an increase in site earthworks costs and additional environmental/social program costs.

EPCM cost increased $18.4 million due to additional work, management support for extended work period, procurement efforts and increases in currency exchange rates.

Contingency costs decreased $15.6 million due to placing orders on long lead items, advanced-staged project engineering, increased estimation accuracy and receipt of vendor and contractor bids for most project equipment and services.

Operating Costs Variance (2008 versus 2006)

Total cash operating costs are currently estimated at $7.62 per ore tonne compared to the previous estimate of $6.45 per ore tonne. The primary variances are as follows:

  Mining costs increased $0.60 to $2.68 per tonne. The increase is primarily due to price escalations in explosives, operating supplies, tire costs and an increase due to the change in the strip ratio resulting fromgeotechnical pit slope studies conducted over the last 16 months.
  Processing costs increased $0.40 to $3.00 per tonne. The increase is primarily due to price escalation of reagents, liners and grinding media, and electrical demand and rate changes. The electrical rate increased 5 percent to approximately $0.031 per kwh.
  Transportation and freight costs increased $0.09 to $0.43 per tonne due to increased ocean vessel transportation costs for the gold-copper concentrate.
  Smelting and refining costs increased $0.04 to $1.08 per tonne. These costs are based on 2006 negotiated smelter terms, which incorporate a sliding scale dependent on metal prices. The cost increase is due to the price participation cost resulting from increased copper metal price.

Preparation of the updated CSA National Instrument 43-101 Report

Pincock, Allen and Holt (PAH) was retained by Gold Reserve Inc. to prepare a new 43-101 Report for the Brisas Project in accordance with the Canadian Securities Act National Instrument 43-101. The revised Report includes the results of various studies that have been completed since the January 2005 Brisas Project Feasibility Study and the October 2006 NI 43-101 Report. The resource and reserve estimates were conducted in accordance with the Standards for Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP dated December 23, 2005. The Company and SNC developed the capital costs for the new Report.

The updated financial model was prepared on an un-leveraged (equity only) basis, provided for depreciation and amortization on a straight line and units of production basis, assumed a 34% Venezuelan corporate income tax rate, and excluded an inflation allowance.

Previous work by PAH on the Brisas Project includes the preparation and or review of the resource model, mine plans, resource and reserve estimates, and economic model for the 2005 Brisas Project Feasibility Study and the October 2006 NI 43-101 Report. In 2007 PAH updated the resource grade models to improve the local grade estimates based on recommendation by independent technical reviews. Also, in 2007 Tetra Tech, Inc. (Tetra Tech) completed a slope stability analysis incorporating oriented core techniques to update recommendations for the open pit slope parameters. Marston & Marston Inc. (Marston) used the PAH resource model and Tetra Tech slope recommendations to develop a new mine design, production schedule and reserve estimate.

The Qualified Personnel for the March 2008 NI 43-101 Report are Susan Poos, Richard Lambert, and Richard Addison, all registered professional engineers, and Barton Stone, a professional geologist. This news release has been reviewed by the Qualified Personnel at PAH and Marston.

The 43-101 Report will be available to the public at www.sedar.com and www.sec.gov, as well as, the Company’s website at www.goldreserveinc.com within 45 days of the date of this release.

On Behalf of the Board of Directors Gold Reserve Inc. A. Douglas Belanger, President

Gold Reserve Inc. is a Canadian company, currently developing its Brisas gold/copper project in Southeastern Venezuela. The Company currently has $133 million in cash and investments. Before full construction can proceed, the Company must obtain all required permits, authorizations and adequate financing.

Certain statements included herein, including those that express management's expectations or estimates of our future performance concerning the Brisas Project or the Choco 5 Exploration Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION:

Internet – www.goldreserveinc.com

Investor Information

Rubenstein Investor Relations

Tim Clemensen

212-843-9337

tclemensen@rubensteinir.com

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634